Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Mallon Jr., Joseph R.	2. Issuer Name and Ticker or Trading Symbol Measurement Specialties, Inc. (MSS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chief Executive Officer and Chairman
(Last) (First) (Middle) 80 Little Falls Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 06/01/2000
(Street) Fairfield, NJ 07004		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	06/16/2000	X		5,000	A	$3.5000	165,000	D
Common Stock	06/16/2000	X		10,000	A	$4.8750	175,000	D
Common Stock	06/16/2000	X		5,000	A	$4.0000	175,500	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conver- sion or Exercise Price of Deri- vative Security	3.Trans action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)		5.Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of(D) (Instr. 3, 4 and 5)		6.Date Exer- cisable and Expiration Date (Month/Day/ Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10.Owner ship Form of Deriv- ative Security: Direc t (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Benef- icial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$4.8750	06/16/2000	X			10,000	04/27/1996	04/27/2001	Common Stock	10,000	0	10,512	D
Non-Qualified Stock Option (right to buy)	$3.5000	06/16/2000	X			5,000	10/27/1995	10/27/2000	Common Stock	5,000	0	0	D
Non-Qualified Stock Option (right to buy)	$4.0000	06/16/2000	X			5,000	06/19/1996	06/19/2001	Common Stock	5,000	0	0	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Joseph R. Mallon Jr. **Signature of Reporting Person	06/19/2000 Date
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